SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Mexico Project

São Paulo, March 26, 2015 - Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby announces that the investment of the integrated project in Mexico, in which Braskem owns 75% and the Idesa group 25%, has been revised to include an additional contribution of approximately US$600 million (“Additional Contribution”), a variation of 13% in relation to the previous amount of US$4.6 billion.

The Additional Contribution, which will be fully supported by the shareholders, is motivated primarily (i) by the additional expenditures with infrastructure and local services; and (ii) by changing the power generating unit capacity in order to provide, in a reliable way, all the energy needed for the complex, with the possibility of selling its surplus to the grid.

The project, which consists of three polyethylene plants with a production capacity of 1.05 million tons per year integrated to an ethane-based cracker unit, is scheduled to start-up operations at the end of 2015.

In line with its portfolio management and fixed cost strategy, Braskem further announces that the amount corresponding to its portion of the Additional Contribution, close to US$450 million, required for the project completion, will not result in an increase of its annual level of investments.

Further information can be obtained from Braskem’s Investor Relations Department by phone (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.